Exhibit 8.1

List of Significant Subsidiaries and Principal Variable Interest Entities*

Subsidiary	Jurisdiction of Organization
WB Online Investment Limited	Cayman Islands
Weibo Hong Kong Limited (formerly known as T.CN Hong Kong Limited)	Hong Kong
Weibo Internet Technology (China) Co., Ltd.	PRC
Hangzhou Weishichangmeng Advertising Co., Ltd.	PRC
Principal Variable Interest Entities	Jurisdiction of Organization
Beijing Weimeng Technology Co., Ltd.	PRC
Beijing Weimeng Chuangke Investment Management Co., Ltd.	PRC

*	Other entities of Weibo Corporation have been omitted from this list since, considered in the aggregate as a single entity, they would not constitute a significant subsidiary.